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                                                                    EXHIBIT 99.3

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                                    NOTICE

Notice is hereby given that an Extraordinary General Meeting of the members of Infosys Technologies Limited will be held on Wednesday, December 29, 1999 at
2.30 p.m., at Hotel Taj Residency, No. 41/3, M.G. Road, Bangalore - 560 001, to transact the following business:

SPECIAL BUSINESS

1. To consider and if thought fit, to pass with or without modifications, as an ORDINARY RESOLUTION the following:

     a) RESOLVED THAT pursuant to the provisions of Section 94 of the Companies Act, 1956 and all other applicable provisions of the Companies Act, 1956 and relevant provisions of the Memorandum and Articles of Association of the Company, each of the existing fully paid up Equity Share of par value Rs. 10 be and is hereby sub-divided into two fully paid up Equity Shares of par value Rs. 5 per share.

     b) FURTHER RESOLVED THAT pursuant to the relevant provisions of the Memorandum and Articles of Association of the Company and subject to any registration statement to be filed with the Securities and Exchange Commission, U.S.A., and any other requirement under any law, each of the existing fully paid up American Depositary Share be and is hereby sub-divided into two fully paid up American Depositary Shares.

2. To consider and if thought fit, to pass with or without, modifications, as an ORDINARY RESOLUTION the following:

     RESOLVED THAT the Authorized Share Capital of the Company be and is hereby altered from the existing Rs. 50,00,00,000 - (Rupees Fifty crores only) divided into 5,00,00,000 (Five crores only) Equity Shares of Rs. 10 each (Rupees Ten only) to Rs. 50,00,00,000 (Rupees Fifty crores only) divided into 10,00,00,000 (Ten crores only) Equity Shares of Rs. 5 each (Rupees Five only), and consequently the existing clause V of the Memorandum of Association of the Company be and is hereby altered by deleting the same and substituting in place and stead thereof, the following as the new clause V:

     "The Authorized Share Capital of the Company is Rs. 50,00,00,000 (Rupees Fifty crores only) divided into 10,00,00,000 (Ten crores only) Equity Shares of Rs. 5 each (Rupees Five only) with power to increase and reduce the capital of the Company and to divide the shares in the capital for the time being into several classes and attach thereto respectively such preferential, deferred, qualified or special rights, privileges or conditions as may be determined by or in accordance with the Articles of Association of the Company for the time being and to vary, modify or abrogate any such rights, privileges or conditions in such manner as may be permitted by the Companies Act, 1956 or by the Articles of Association of the Company for the time being".

3. To consider and if thought fit, to pass with or without modifications, as a SPECIAL RESOLUTION the following:

     RESOLVED THAT the Articles of Association of the Company be and is hereby altered by deleting the existing Article '3' and substituting in place and stead thereof the following new Article '3':

     "The Authorized Share Capital of the Company is Rs. 50,00,00,000 (Rupees Fifty crores only) divided into 10,00,00,000 (Ten crores only) Equity Shares of Rs. 5 each (Rupees Five only) with powers to increase or reduce the same in accordance with the provisions of the Companies Act, 1956".

4. To consider and if thought fit, to pass with or without modifications, as an ORDINARY RESOLUTION the following:

     RESOLVED THAT for the purpose of giving effect to the sub-division of the Equity Shares and American Depositary Shares resolved hereinbefore, the issuance of Equity Shares and/or American Depositary Shares or Instruments or Securities representing the same, the Board and other designated officers of the Company be and are hereby authorized on behalf of the Company to do all such acts, deeds, matters and things as it may at its discretion deem necessary or desirable for such purpose, including without limitation, filing a registration statement, if any, and other documents with the Securities and Exchange Commission, U.S.A., and/or the Securities and Exchange Board of India, listing the additional Equity Shares/American Depositary Shares on the Bangalore Stock Exchange. The Stock Exchange, Mumbai, The National Stock Exchange of India and the NASDAQ National Market, as the case may be, amending, if necessary, the relevant sections of the Agreement entered into between the Company, Bankers Trust Company, New York (the Depositary to the Company's ADSs) and the American Depositary Receipt Holders (the "Depositary Agreement") in connection with the Company's ADS offering and listing on the NASDAQ and the entering into of any depositary arrangements in regard to any such sub-division as it may in its absolute discretion deem fit.

5. To consider and if thought fit, to pass with or without modifications, as a SPECIAL RESOLUTION the following:

     a) RESOLVED THAT for the purpose of giving effect to the sub-division of the Equity Shares and American Depositary Shares resolved hereinbefore, Clause '3' of the 1998 Stock Opinion Plan of the Company be and is hereby altered by deleting the words "8,00,000 shares" appearing in the existing Clause '3' and substituting in place and stead thereof the words "16,00,000 shares".

     b) FURTHER RESOLVED THAT for the purpose of giving effect to the sub-division of the Equity Shares and American Depositary Shares resolved hereinbefore, and pursuant to Clause 11 of the 1998 Stock Option Plan the Board of Directors be and are hereby authorized to proportionately adjust the number of ADSs covered by each outstanding Option, and the number of Shares (in the form of ADSs) which have been authorized for issuance under the Plan but as to which no

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          Options have yet been granted or which have been returned to the Plan upon cancellation or expiration of an Option, and also the price per ADS covered by each such outstanding Option, shall be proportionately adjusted for any increase in the number of issued Shares resulting from the sub-division.

     c) FURTHER RESOLVED THAT the Board be and is hereby authorized to settle all questions, difficulties or doubts that may arise in regard to giving effect to the sub-division of the Equity Shares and American Depositary Shares resolved herein before, as it may in its absolute discretion deem fit without being required to seek any further consent or approval of the members or otherwise to the end and intent that the members shall be deemed to have given their approval thereto, expressly by the authority of this resolution.

6. To consider and if though fit, to pass with or without modifications, as a SPECIAL RESOLUTION the following:

     a) RESOLVED THAT for the purpose of giving effect to the sub-division of the Equity Shares and American Depositary Shares resolved hereinbefore, Clause `3 (t)' of the 1999 Stock Option Plan of the Company be and is hereby altered by deleting the figures and words "Rs. 10 (Rupees Ten only)" appearing in the existing Clause `3 (t)' and substituting in place and stead thereof the figures and words "Rs.5 (Rupees Five only).

     b) FURTHER RESOLVED THAT for the purpose of giving effect to the sub-division of the Equity Shares and American Depositary Shares resolved hereinbefore, Clause `4' of the 1999 Stock Option Plan of the Company be and is hereby altered by deleting the words "33,00,000 shares" appearing in the existing Clause `4' and substituting in place and stead thereof the words "66,00,000 shares".

     c) FURTHER RESOLVED THAT for the purpose of giving effect to the sub-division of the Equity Shares and American Depositary Shares resolved hereinbefore, and pursuant to Clause 15 of the 1999 Stock Option Plan the Board of Directors be and are hereby authorized to proportionately adjust the number of Equity Shares covered by each outstanding Option, and the number of Equity Shares which have been authorized for issuance under the Plan but as to which no Options have yet been granted or which have been returned to the Plan upon cancellation or expiration of an Option, and also the price per Equity Share covered by each such outstanding Option, shall be proportionately adjusted for any increase in the number of issued Shares resulting from the sub-division.

     d) FURTHER RESOLVED THAT the Board be and is hereby authorized to settle all questions, difficulties or doubts that may arise in regard to giving effect to the sub-division of the Equity Shares and American Depositary Shares resolved herein before, as it may in its absolute discretion deem fit without being required to seek any further consent or approval of the members or otherwise to the end and intent that the members shall be deemed to have given their approval thereto, expressly by the authority of this resolution.

Registered Office:                                         By Order of the Board

Electronics City,
Hosur Road,                                                       V. Viswanathan
Bangalore - 561 229.                                           Company Secretary

Date: November 29, 1999

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                                                                         Infosys

NOTES

1. A member entitled to attend and vote at the meeting is entitled to appoint a proxy to attend the meeting and the proxy need not be a member of the Company. Under the Companies Act, voting is by show of hands unless a poll is demanded by a member or members present in person, or by proxy holding at least one-tenth of the total shares entitled to vote on the resolution or by those holding paid-up capital of at least Rs. 50,000. A proxy may not vote except in a poll.

2. An Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956 is annexed hereto.

3. The instrument appointing the proxy should be deposited at the Registered Office of the Company not less than 48 hours before the commencement of the meeting.

4. Members/Proxies should bring duly filled Attendance Slips sent herewith for attending the meeting.

5. Subject to the approval of the sub-division by the members, the Board has fixed February 11, 2000 as the Record Date for ascertaining the Shareholders/ADS holders entitled for the sub-division.

EXPLANATORY STATEMENT UNDER SECTION 173(2) OF THE COMPANIES ACT, 1956

ITEM 1

The par value of the Company's existing Equity Shares is Rs. 10. The Board of Directors of the Company has recommended a Stock Split, i.e., a sub-division of each equity share of par value Rs. 10 into two Equity Shares of par value Rs. 5 each. As a resultant development, the Board has also recommended a 2-for-1 split of the Company's American Depositary Shares (ADSs). The Board has recommended the Stock Split to improve the liquidity of the Company's stock.

In order to make such s sub-division of the existing Equity Shares and ADSs, the Board requires approval of the members by way of ORDINARY RESOLUTION pursuant to
Section 94 of the Companies Act, 1956 and Article 11 of the Articles of the Company.

The ORDINARY RESOLUTION, if passed will have the effect of entitling the holders of the Equity Shares to receive, two Equity Shares of par value Rs. 5 each for every Equity Share and the holder of the ADSs to receive, two ADSs for every ADS held as on the Record Date of February 11, 2000 or such other date as the Board may determine.

The Board recommends the resolution for the approval of members.

ITEM 2 & 3

On account of the proposal to sub-divide the existing Equity Shares of par value Rs. 10 per share into two Equity Shares of par value Rs. 5 each and the proposal to sub-divide each existing ADS into two ADSs as contained in Item 1 of this Notice, it is necessary to amend the Capital Clause contained in the Company's Memorandum of Association. Likewise, the resolution at Item 3 seeks to amend
Article 3 pertaining to the Authorized Capital in the Company's Articles of Association.

A copy of the Company's Memorandum and Articles of Association is open for inspection during business hours on any working day.

The Board recommends the said resolutions for the approval of members.

ITEM 4

In view of the proposal contained in Item 1 of this Notice, it is necessary to authorize the Board of Directors of the Company to complete all the regulatory formalities that may be prescribed by the Securities and Exchange Board of India, the Securities and Exchange Commission, U.S.A., the Stock Exchanges on which the Company's securities are listed and any other regulatory authority, including without limitation the filing of any registration statement and/or other filings, with the Securities Exchange Commission, U.S.A. in connection with the sub-division of the par value of the Equity Shares/American Depositary Shares and if necessary, the amending of the Depositary Agreement and/or entering into any new depositary arrangement in connection with such sub-division. The Board recommends the resolution for the approval of members.

ITEM 5

In view of the proposal contained in Item 1 of this Notice, it is necessary to increase the total number of ADSs and underlying Equity Shares reserved under the 1998 Stock Option Plan, from 8,00,000 Equity Shares of par value Rs. 10 each, initially reserved, to 16,00,000 Equity Shares of par value Rs. 5 each and proportionately adjust the number of ADSs covered by each outstanding Option, the total number of ADSs and underlying Equity Shares which have been authorized and reserved for issuance under the Plan but as to which no Options have yet been granted or which have been returned to the Plan upon cancellation or expiration of an Option, as well as the price per ADS covered by each such outstanding Option, so as to reflect the increase in the number of ADSs/Equity Shares, the consequent change in the price of each ADS and the decrease in the par value of each Equity Share resulting from the sub-division.

The Board recommends the resolution for the approval of members, pursuant to Clause 11 of the 1988 Stock Option Plan.

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ITEM 6

In view of the proposal contained in Item 1 of this Notice, it is necessary to increase the total number of Equity Shares reserved under the 1999 Stock Option Plan, from 33,000,000 Equity Shares of par value Rs. 10 each, initially reserved, to 66,000,000 Equity Shares of par value Rs. 5 each and proportionately adjust the number of Equity Shares covered by each outstanding Option, the total number of Equity Shares which have been authorized and reserved for issuance under the Plan but as to which no Options have yet been granted or which have been returned to the Plan upon cancellation or expiration of an Option, as well as the price per Equity Share covered by each such outstanding Option, so as to reflect the increase in the number of Equity Shares, the consequent change in the price of each Equity Share and the decrease in the par value of each Equity Share resulting from the sub-division.

The Board recommends the resolution for the approval of members, pursuant to Clause 15 of the 1999 Stock Option Plan.

None of the Directors of the Company are interested in any of the Items of Business contained in this Notice.


Registered Office:                                        By Order of the Board

Electronics City,
Hosur Road,                                                       V. Viswanathan
Bangalore - 561 229.                                           Company Secretary

Date: November 29, 1999